Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Partners of Prologis, L.P. and the Board of Directors of Prologis, Inc.:

We consent to the use of our report dated February 10, 2020, with respect to the consolidated balance sheets of Prologis, L.P. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, capital, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III, incorporated herein by reference. Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Denver, Colorado
May 4, 2020